Exhibit 99.3
Form of Voting Card

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

PROXY FORM

Twenty-eighth Annual General Meeting – June 20, 2009

Regd. Folio no. / DP Client ID

I / We ………………………………………………………………….…. of ………………………………… in the district of ………………. being a member / members of the Company hereby appoint ……………………………… of ……….………………………….. in the district of ………………………………………….. or failing him / her ……..………………... of………………………………… in the district of ………………………..……………….. as my / our proxy to vote for me / us on my / our behalf at the TWENTY-EIGHTH ANNUAL GENERAL MEETING of the Company to be held at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 20, 2009 and at any adjournment(s) thereof.

Signed this ………………………………… day of ………………………… 2009.

Fifteen Paise Revenue Stamp

…………………………………

Signature of the member

Note : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

✂……………………………………………………………Please tear here……………………………………………………………

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

ATTENDANCE SLIP

Twenty-eighth Annual General Meeting – June 20, 2009

Regd. Folio no. / DP Client ID

No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the TWENTY-EIGHTH ANNUAL GENERAL MEETING of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 20, 2009.

……………………………..

Name of the member / proxy
(in BLOCK letters)

…………………………………

Signature of the member / proxy

Note : Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.